SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TherapeuticsMD, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

88338N206
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N206	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,946,908 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,946,908 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,946,908 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.73%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 88338N206	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,946,908 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,946,908 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,946,908 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88338N206	SCHEDULE 13D	Page 4 of 6 Pages

This Amendment No. 3 amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on August 8, 2022, as amended by Amendment No. 1 filed with the SEC on August 30, 2022, with respect to the common stock, par value $0.001 per share (the "Shares"), of TherapeuticsMD, Inc., a Nevada corporation (the "Issuer"), and Amendment No.2 filed with the SEC on June 30, 2023 (collectively, including this Amendment No. 3, the “Schedule 13D”).

Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $15.92 million was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following:

As disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on May 5, 2023, the Issuer and Rubric Capital entered into a Subscription Agreement on May 1, 2023 (the “Subscription Agreement”) pursuant to which the Issuer agreed to sell to Rubric Capital, or one or more of its affiliates, up to an aggregate of 5,000,000 Shares, from time to time during the term of the Subscription Agreement, at a purchase price of the five-day volume-weighted average price of the Shares at the time of the sale of such Shares, at an aggregate purchase price of up to $5,000,000 (collectively, the “Private Placement”).

Pursuant to the Subscription Agreement, the Issuer, at its election, may issue additional Shares from time to time to Rubric Capital, up to an aggregate cap of the lesser of 5,000,000 Shares or $5,000,000. The Issuer submitted a draw down notice to Rubric Capital on November 10, 2023 consisting of 877,192 Shares at a price per Share equal to $2.28.

CUSIP No. 88338N206	SCHEDULE 13D	Page 5 of 6 Pages

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement which is attached to Amendment No. 2 and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 11,452,432 Shares outstanding, which is the sum of (i) 10,575,240 Shares outstanding as of November 14, 2023, as set forth in the Issuer's Form 10-Q filed with the SEC on November 14, 2023, and (ii) 877,192 Shares issued to Rubric Capital pursuant to the Subscription Agreement on November 15, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 4, the Reporting have not entered into transactions in the Common Stock within the past sixty days.

(d)	See Item 2. Rubric Capital Master Fund LP, a Rubric Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

The information disclosed in Item 4 is incorporated herein by reference.

CUSIP No. 88338N206	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2023

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Title:	Michael Nachmani Chief Operating Officer

/s/ David Rosen
DAVID ROSEN